1 Corporate Way Lansing, MI 48951 517/381-5500

December 6, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting for filing through EDGAR Post-Effective Amendment No. 187 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 188 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective April 29, 2024:

1)	To add the following new funds and respective Sub-Advisers:
-JNL/Morningstar SMID Moat Focus Fund (Existing Sub-Adviser: Mellon Investments Corporation);
-JNL/PPM America Investment Grade Credit Fund (Existing Sub-Adviser: PPM America, Inc.); and
2)	To reflect other changes.

If you have any questions, please contact me at 312-730-9730.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Vice President & Assistant Secretary

encs.